

March 28, 2012

Via E-mail
Mr. Steven C. Preston
Executive Vice President – Finance, Recycling & Energy Services
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

> **Re: Waste Management, Inc.**
> **Form 10-K**
> **Filed February 16, 2012**
> **File No. 1-12154**

Dear Mr. Preston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 29

Income from Operations by Reportable Segment, page 48

1. On page 49 you state that the Southern group recognized a charge of $11 million in 2011 related to litigation reserves and this charge was initially recognized in "Other" during the fourth quarter of 2010. Please explain to us and revise future filings accordingly to discuss the nature of the litigation reserve, the reasons for the reclassification from Other into Southern, and the reasons why the charge was not simply reclassified to conform to the 2011 presentation, i.e., explain why the charge is being recognized in a different period.

Note 11 - Commitments and Contingencies, page 106

2. You disclose on page 107 that you retain a portion of the risks related to general liability, among other items, and you discuss accruals for self-insured retentions. Please tell us your consideration of ASC Topic 450-20-25-8.

3. For the securities class action discussed on page 111 and any other loss contingencies discussed, please disclose a quantified range of loss, state that the range of loss is immaterial, or disclose that the range of loss cannot be estimated, as appropriate. Regarding your disclosure that the outcome of the securities class action cannot be predicted with certainty, note that "certainty" is not included in ASC 450-20-50-4 and does not preclude disclosure of an estimate or range based on available information.

4. Regarding the withdrawal liability for previous withdrawals from pension plans, please clarify whether there is a loss contingency that existed at the date of the financial statements and, if applicable, provide the disclosures required by ASC 450-20-50.

19. Acquisitions and Divestitures, page 125

5. We note your disclosure that of the $497 million in goodwill recognized from acquisitions during 2011, $327 million related to Oakleaf. Please tell us from where the remaining goodwill of $170 million was generated. We may have further comment. Expand disclosure in your filing to provide more detail regarding acquisition activity for the periods presented, e.g. data regarding the number of businesses acquired in categories by size of business, location, nature of operations, etc.

21. Segment and Related Information, page 130

6. We note Oakleaf has been included in the "Other" operations category, yet goodwill from this acquisition has been allocated to the four geographic segments as described on page 126. Therein you disclose that, among other things, you expect synergies from combining your operations with Oakleaf's national accounts customer base and vendor network, which will expand your partnership with third-party service providers. Please explain to us how you determined it is appropriate to include the operations of Oakleaf in a separate category outside of your geographic segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief